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                               August 12, 2020

       J. Douglas Ramsey
       Chief Executive Officer
       Breeze Holdings Acquisition Corp.
       5324 Davis Blvd.
       North Richland Hills, TX 76180

                                                        Re: Breeze Holdings
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 16,
2020
                                                            CIK No. 0001817640

       Dear Dr. Ramsey:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration on Form S-1 submitted July 16, 2020

       Risk Factors, page 30

   1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the
exclusive forum for certain litigation, including any    derivative
                                                        action.    Please
disclose whether this provision applies to actions arising under the
                                                        Securities Act. In that
regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction
for federal and state courts over all suits brought to enforce any duty or liability
created by the Securities Act or the rules and regulations thereunder. If the provision applies to
Securities Act claims, please also revise your prospectus to state that there is uncertainty as
to whether a court would enforce such provision and that investors cannot waive compliance
with the federal securities laws and the rules and regulations
 J. Douglas Ramsey
Breeze Holdings Acquisition Corp.
August 12, 2020
Page 2
         thereunder. We note that the provision does not apply to claims arising under the
         Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
         Act. Please add a risk factor describing the risks related to the exclusive forum provision mentioned on page 126.
You will not have any rights or interests, page 33

2. We note the disclosure that investors will be entitled to funds from the trust account "only upon the earliest to occur" of the events you list. If an investor who does not seek to redeem shares in connection with the event listed in (ii) will not be permitted to redeem shares in connection with a later event, please revise to clarify. Signatures, page II-8

3. Please indicate below the second paragraph of text who signed in the capacity of principal financial officer. Also, you indicate here that Mr. Griffin is a director; however, on page
         101 you indicate he is a director nominee. Please reconcile.
       You may contact Effie Simpson, Staff Accountant, at 202-551-3346 or
Melissa
Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek,
Staff Attorney, at 202-551-3641 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754
with any other questions.



FirstName LastNameJ. Douglas Ramsey                             Sincerely,
Comapany NameBreeze Holdings Acquisition Corp.
                                                                Division of
Corporation Finance
August 12, 2020 Page 2                                          Office of
Manufacturing
FirstName LastName